09040305

Section

FEB 27 2009

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Dresselaers, Chief Compliance Officer & Chief Operating Officer 301-468-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

9737 Washingtonian Boulevard, Suite 400 (Address) Gaithersburg (City) Maryland (State) 20878-7340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VL

OATH OR AFFIRMATION

I, **James H. Dresselaers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc. (the "Company")** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARJORIE MERTZ
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires Oct. 30, 2011

Signature

Chief Operating Officer & Chief Compliance Officer
Title

Marjorie Mertz
Notary Public State of Maryland
My Commission Expires October 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of H. Beck, Inc. (the Company) as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of H. Beck, Inc., as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the statements of financial condition, effective November 30, 2008, the Company was sold.

McGladrey & Pullen, LLP

Gaithersburg, Maryland
February 23, 2009

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2008 And 2007

Assets		**2008**		2007
Cash and cash equivalents	**$**	**3,052,081**	$	5,191,773
Investment in The Reserve Fund – Primary Fund		**661,933**		-
Deposits with clearing organizations		**160,010**		160,010
Commissions receivable		**4,019,509**		4,780,851
Accounts receivable from non-customers, net of allowance for doubtful accounts of $32,552 for 2008; $32,058 for 2007		**185,658**		98,852
Other assets		**105,616**		70,711
Total assets	**$**	**8,184,807**	$	10,302,197
Liabilities And Stockholder's Equity				
Liabilities				
Commissions payable	**$**	**4,095,118**	$	4,515,980
Distributions payable		**-**		500,000
Accounts payable and accrued expenses		**652,713**		321,571
Due to affiliate		**64,350**		1,762,059
Total liabilities		**4,812,181**		7,099,610
Stockholder's Equity				
Common stock, $.01 par value – 1,000 shares authorized; 810 shares issued and outstanding		**8**		8
Retained earnings		**3,372,618**		3,202,579
Total stockholder's equity		**3,372,626**		3,202,587
Total liabilities and stockholder's equity	**$**	**8,184,807**	$	10,302,197

See Notes To Statements of Financial Condition.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: H. Beck, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Effective November 30, 2008, the Company was sold to Securian Financial Group, Inc. (Securian) in a stock purchase transaction. All the previously outstanding shares of the Company were canceled. As of November 30, 2008, Securian became the sole shareholder of the Company.

A summary of the Company's significant accounting policies follows:

Commission revenue and expenses: Commissions and related expenses for transactions executed are recorded on a trade-date basis as securities transactions occur. Commissions receivable represents amounts due from broker-dealers and other third parties for transactions executed through December 31, 2008. Commissions payable represents amounts due to the representatives of the Company for these transactions.

Investment advisory fees: Investment advisory fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and cash equivalents: The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with maturities of three months or less to be cash and cash equivalents. As of December 31, 2008, the Company had no holdings in cash equivalents.

Investment in The Reserve Fund – Primary Fund: Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The Company has holdings in The Reserve Fund – Primary Fund (the Fund), a publicly traded mutual fund. During September 2008, the Fund "broke the buck" and all trading of this fund was subsequently halted. At this time, the value of the Fund was reduced from $1.00 per share to $0.97 per share, which is based on the value of the assets held by the Fund. The Company's investment in the Fund is frozen pending sale or maturity of the underlying fund assets. As the underlying portfolio assets of the Fund are sold or mature, investors in the Fund will receive periodic distributions of their investment from the Fund. These underlying assets will mature throughout 2009. Prior to September 2008, this investment was classified as a cash equivalent. This financial instrument is classified as Level 2 in the fair value hierarchy. Prior to September 2008, this financial instrument was classified as Level 1.

Accounts receivable from non-customers: Accounts receivable from non-customers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than ninety days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past due accounts receivable balances.

Income taxes: Prior to December 1, 2008, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes was to be included in the tax returns of the stockholders. Effective December 1, 2008, the Company became a C Corporation in connection with the sale to Securian. Income taxes related to the Company, after November 30, 2008, are accounted for in accordance with the asset and liability method of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes.*

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects in tax laws and rates on the date of enactment. At December 31, 2008, there are no deferred tax assets or liabilities.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The application of FIN 48 was initially required for fiscal years beginning after December 15, 2006, however, implementation was deferred under FASB Staff Position (FSP) FIN 48-2 for non-public companies. The Company adopted FIN 48 effective January 1, 2008; there was no material impact on the financial position of the Company upon adoption.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Note 2. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets Level 1**	**Significant Other Observable Inputs Level 2**	**Significant Unobservable Inputs Level 3**
Investment in The Reserve Fund – Primary Fund	$ 661,933	$ -	$ 661,933	$ -

Note 3. Transactions With Clearing Agents

The agreements with the two clearing agents provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. One clearing agreement also requires the Company to maintain a minimum deposit of $100,000, and one clearing agreement requires the Company to maintain a minimum deposit of $50,000. During January 2008, the Company decided to terminate one of these agreements and is awaiting final account closure and a return of the deposit.

Note 4. Related Party Transactions

An affiliated company, which was also sold to Securian, provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. Amounts due to the affiliate as of December 31, 2008 and 2007, were $64,350 and $1,762,059, respectively.

Note 5. Income Taxes

The Company is included in the consolidated federal income tax return filed by Securian. Federal income taxes are calculated as if the Company filed on a separate return basis excluding the tax benefits related to the November 30, 2008, acquisition by Securian, and the amount of current tax or benefit calculated is either remitted to or received from Securian. The amount of current taxes payable or refundable is recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws and rates.

The Company has a payable, due to Securian, for its federal tax expense of $45,000 at December 31, 2008. This amount is included in accounts payable and accrued expenses on the accompanying statements of financial condition.

Note 6. Contingencies

The Company is involved in legal actions arising in the normal course of its business. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statements of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's statements of financial condition.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008, the Company had net capital of $2,559,974 which was $2,239,162 in excess of required net capital of $320,812. The Company's net capital ratio was 1.88 to 1.

Note 8. Financial Instruments With Off-Balance Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

Note 8. Financial Instruments With Off-Balance Sheet Risk And Concentrations Of Credit (Continued)

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2008

McGladrey & Pullen
Certified Public Accountants

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Act of 1934.

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2008

McGladrey & Pullen
Certified Public Accountants

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Act of 1934.